SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 27, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

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Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated October 27, 2016: Nokia announces a change in the composition of the Group Leadership Team

Nokia announces a change in the composition of the Group Leadership Team

October 27, 2016
Nokia Corporation
Stock Exchange Release
October 27, 2016 at 08:02 (CET +1)

Nokia announces a change in the composition of the Group Leadership Team

Espoo, Finland - Nokia announced today that Timo Ihamuotila, Chief Financial Officer of Nokia, resigns from the company to join ABB in Switzerland as Chief Financial Officer and a member of the Executive committee. Ihamuotila will continue in his current role as Nokia CFO and as a member of the company’s Group Leadership Team until December 31, 2016, and will remain as an advisor to the company until February 28, 2017.

Kristian Pullola, who currently is Nokia’s Senior Vice President, Corporate Controller, is appointed as Chief Financial Officer and member of the Group Leadership Team as of January 1, 2017.

As a result of this change, effective from January 1, 2017, the Nokia Group Leadership Team will consist of the following members: Rajeev Suri, Kristian Pullola, Samih Elhage, Federico Guillén, Basil Alwan, Bhaskar Gorti, Hans-Jürgen Bill, Kathrin Buvac, Ashish Chowdhary, Barry French, Marc Rouanne and Maria Varsellona.

“Timo has helped make Nokia a stronger and better company, and he has my admiration,” said Rajeev Suri, President and Chief Executive Officer of Nokia. “He was instrumental in the purchase of the Siemens share of Nokia Siemens Networks; the sale of Nokia’s Devices & Services business to Microsoft; the divestment of HERE, our former mapping business; the recent acquisition of Alcatel-Lucent, and more. He has also played an important role in driving the strong performance of Nokia in recent years. Timo will be missed, but given that he rejoined Nokia in 1999, and now has been in the CFO role for seven years, I understand and support his desire for a new challenge at this point in his career.”

Suri further adds: “I am delighted that we are able to appoint Kristian Pullola as Timo’s successor, effective January 1, 2017. Kristian has been a strong contributor to the Nokia team since he joined us in 1999. He has expertise in all aspects of the CFO function, deep knowledge across our business in critical areas such as patent licensing and has been heavily involved in all key aspects of the Nokia transformation. Kristian’s track record, plus his close collaboration with Timo over many years, makes me confident that his transition into the role will be smooth and effective. We are very excited to have Kristian join the Group Leadership Team as Timo’s successor.”

© 2016 Nokia

Timo Ihamuotila said: “Nokia has been an important part of my life. After over 15 years with the company, it is time for me to take on a new challenge in a new company in a new industry. I am pleased to see a great long-time colleague taking over the role, and I leave knowing that the company is well-positioned for the future and focused on the right areas, with strong execution capabilities and a great team. Nokia will always have a place in my heart and I wish everyone in the company the very best for the coming years.”

Kristian Pullola said: “I am honored to have been selected as the new Chief Financial Officer of Nokia, and look forward to working with Rajeev and the rest of the Nokia team to create shareholder value in the years to come.”

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Nokia Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

Media Enquiries:
Nokia
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Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal